PRESS RELEASE

Banro Provides Corporate Update

Toronto, Canada – June 28, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") announces that it has received notice from the NYSE MKT LLC (the "NYSE MKT") that Banro is back in compliance with the NYSE MKT’s continued listing standards. Specifically, Banro has resolved the continued listing deficiency with respect to Section 1003(f)(v) of the NYSE MKT's Company Guide referenced in Banro’s December 30, 2016 press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.